Exhibit 99.1

Cheng Tang

Senior Adviser, Listings Compliance

ASX Limited

Rialto Tower, 525 Collins Street

Melbourne VIC 3000

11 June 2019

RESPONSE TO ASX APPENDIX 3Y CHANGE OF DIRECTOR’S INTEREST NOTICE QUERY

Dear Ms Tang,

We refer to your request for information in your letter dated 5 June 2019. Please find below our responses to your queries:

1.              Please explain why the Appendix 3Y was lodged late.

The Director involved in the trades that are the subject of the Appendix 3Y, Samuel Xue Lee, had not informed Genetic Technologies Limited (GTG or Company) of his intention to trade, or of the occurrence of the trades on 13 May 2019, until the afternoon of 3 June 2019.

The trades were a sale of GTG Level II American Depositary Units (ADRs) on the Nasdaq Stock Market (NASDAQ: GENE). The Company has limited visibility of details of ADR trades. The Company had been monitoring daily trades of ASX securities during the Closed Period, but its monitoring systems do not report on ADR movements. Accordingly, the Company had no written evidence of the trades prior to Mr Lee’s confirmation on 3 June 2019 that the trades had already occurred.

The Company lodged its Appendix 3Y with the ASX at 8.18am on 5 June 2019, within two days of the date it became aware of the trade.

2.              What arrangements does GTG have in place under Listing Rule 3.19B with its directors to ensure that it is able to meet its disclosure obligations under Listing Rule 3.19A?

Section 6.3 of the Company’s Securities Trading Policy (Policy) requires Directors to notify the Chairman of their intention to trade at least two business days before trading and to obtain clearance in writing from the Company Secretary prior to trading. Section 6.5 of the Policy requires Directors to notify the Company Secretary of any dealings in GTG’s securities immediately once any such dealings occur.

The Company also has in place signed Appendix 3.19B agreements with each Director. Mr Lee’s agreement (Agreement) was executed on 27 February 2019. Section 3 of the Agreement provides that Lee has an ongoing disclosure obligation to GTG to provide details of changes in securities registered in his name, other than changes occurring as a result of corporate actions by GTG.

Finally, the Company has a standing agenda item in each monthly Board meeting to remind Directors to disclose and declare all interests to GTG.

3.              If the current arrangements are inadequate or not being enforced, what additional steps does GTG intend to take to ensure compliance with Listing Rule 3.19B?

GTG does not consider the current arrangements to be inadequate.

However Mr Lee’s failure to seek prior written clearance to trade in securities (as required under the Policy and Agreement) prior to the trades suggests that the Directors may require further training on corporate governance matters. The Chairman and Company Secretary will propose to the Board that Directors undertake such training.

4.              When did GTG first become aware of Mr. Lee’s on-market trade?

The Company was contacted on 29 May 2019 by an Australian based broker who queried why an Appendix 3Y had not been lodged in relation to a series of potential trades.

In response to the broker’s query, the Company’s Chairman asked GTG’s Company Secretary if he was aware of any potential trades requiring an Appendix 3Y to be lodged, to which the Secretary responded “no”. The Secretary made enquiries with BNY Mellon, GTG’s ADR programme supervisor, and HSBC, GTG’s ADR Custodian, as well as internal enquiries via GTG’s online portals. These enquiries could not promptly identify any potential trades requiring an Appendix 3Y to be lodged.

The Chairman then made queries of a number of Board members. Mr Lee responded to those queries in writing on Monday, 3 June 2019 and confirmed in writing that trading of ADRs held in his name had taken place on 13 May 2019.

5.              Please confirm that the trade by Mr. Lee occurred during a closed period where prior written clearance was required (the “Closed Period”).

GTG confirms that the trades by Mr. Lee occurred during the Closed Period.

6.              Please confirm the time period that the Closed Period covers and explain the basis for determining that time period to be a Closed Period.

The Closed Period commenced on 28 February 2019 and remains in place.

On 28 February 2019, GTG sent an email to Directors and employees of GTG confirming that GTG was in the Closed Period and, due to other significant operational activities occurring within GTG, will remain in the Closed Period until further notice.

7.              Why did the trade occur without prior written clearance when such clearance was required?

The information submitted to the Chairman and Company Secretary by Mr Lee on Monday, 3 June 2019 indicates that it was not Mr Lee who placed the order to sell Mr Lee’s ADRs. The Company is in the process of further investigating the circumstances in which these trades occurred.

8.              What disciplinary or remedial action is the board of GTG proposing to take in relation to this trade having taken place without the requisite approval?

The GTG Chairman and Secretary will ask Directors to undertake training in relation to corporate governance matters, including the Corporations Act 2001 (Cth) and other securities trading legal protocols.

As set out above, the Company is in the process of further investigating the circumstances of the trades and will reassess whether any further disciplinary or remedial action is required once its investigations are completed.

9.              Please confirm that GTG is complying with the Listing Rules and, in particular, Listing Rule 3.1.

GTG is complying with the Listing Rules and, other than the subject of this enquiry, Listing Rule 3.1.

10.       Please confirm that GTG’s responses to the above have been authorised and approved by its board.

GTG’s responses set out above have been authorised and approved by the Board of Directors of GTG.

Signed for and on behalf of Genetic Technologies Limited:

Paul Viney

Company Secretary

Genetic Technologies Limited